UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-30063

(Check One):  ☑ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR

For Year Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant: ARTISTdirect, Inc.

Former name if applicable: N/A.

Address of principal executive office (Street and number): 10900 Wilshire Boulevard, Suite 1400

City, state and zip code: Los Angeles, California 90024

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has experienced a delay in completing the information necessary for inclusion in its December 31, 2004 Form 10-K Annual Report. The Company expects to file the Form 10-K within the allotted extension period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Weingarten	(310) 443-5360

Name	(Area code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2003, the Company restructured its operations and recorded a loss from the sale and abandonment of property and equipment of $2,225,000. The Company did not record a similar charge during the year ended December 31, 2004. As a result of the 2003 restructuring, the Company incurred substantially reduced operating costs in 2004 as compared to 2003. In addition, during the three months ended December 31, 2004, the Company sold its “iMusic” tradename for $500,000 cash.

During the year ended December 31, 2004, the Company’s affiliate, ARTISTdirect Records, LLC, also substantially reduced its operations and net loss as compared to the year ended December 31, 2003. Effective February 28, 2005, the Company sold all of its interest in ARTISTdirect Records, LLC, as a result of which the operations of ARTISTdirect Records, LLC will be presented as a discontinued operation for the year ended December 31, 2004. Prior to 2004, the Company’s interest in ARTISTdirect Records, LLC was accounted for under the equity method of accounting.

As a result of these factors, the Company expects to report a substantially reduced net loss from continuing operations and net loss for the year ended December 31, 2004, as compared to the year ended December 31, 2003.

ARTISTdirect, Inc.

(Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005	By:	/s/ ROBERT N. WEINGARTEN
Robert N. Weingarten
Chief Financial Officer